Exhibit 99.1

Moxian to Hold Annual Meeting of Shareholders on August 12, 2022

Beijing, July 1, 2022 (GLOBE NEWSWIRE) – Moxian (BVI) Inc (“Moxian” or the “Company”) (NASDAQ: MOXC), a company in bitcoin mining and related services in the United States and a provider of Internet media marketing services in China, today announced that the Company’s 2022 annual meeting of shareholders will be held on August 12, 2022 at 10:00 A.M., local time (10:00 P.M. ET on August 11, 2022), at Level 2, Carpenter Haus, 36 Carpenter Street, Singapore. Shareholders as of the record date, close of business on July 12, 2022, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before its annual meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that July 11, 2022 should be the deadline for receipt of proposals. Such proposals by mail should be delivered to: Moxian (BVI) Inc, Room 1202, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street, Chaoyang District, Beijing, China 100020, Attention: Corporate Secretary. Proposals by email should be sent to: yf@abitgrp.com.

About Moxian (BVI) Inc

Moxian (BVI) Inc, a company organized in the British Virgin Islands in May 2021, is the surviving company following its merger with Moxian, Inc. in August 2021. Moxian (BVI) Inc is based in Beijing, China, and currently operates in Beijing, China, as a provider of media marketing services and in the states of New York and Georgia in the U.S.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Oral forward-looking statements. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of China’s credit industry, especially the expected growth of China’s online lending platform; market-oriented and credit products and The demand and acceptance of services; and the ability of credit to attract and retain borrowers and lenders in the market; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com